ENWEST VENTURES CORP.

SUPPL

82-1683

NOTICE OF EXTRAORDINARY GENERAL MEETING OF MEMBERS

TAKE NOTICE that an extraordinary general meeting (the "Meeting") of the members of ENWEST VENTURES CORP. (the "Company") will be held in the boardroom of Maitland & Company, Barristers and Solicitors, Suite 700, 625 Howe Street, Vancouver, British Columbia, at 10:00 a.m. on Wednesday, January 8, 2003, for the following purposes:

1. To consolidate the Company's authorized capital, by Special Resolution, on the basis of one (1) new common share for three (3) old common shares.

2. Assuming Members approve the Special Resolution set forth in Item 1 above, to change the name of the Company, by Special Resolution, from Enwest Ventures Corp. to *Bayswater Ventures Corp.*, or such other name as may be approved by the TSX Venture Exchange and the Registrar of Companies.

3. Assuming Members approve the Special Resolution set forth in Item 1 above, to increase the authorized capital of the Company, by Special Resolution, to one hundred million (100,000,000) common shares.

4. To transact such other business as may be brought before the Meeting.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please read the Notes accompanying the Instrument of Proxy enclosed and then complete and return the proxy within the time set out in the Notes. As set out in the Notes, the enclosed Instrument of Proxy is solicited by management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 2nd day of December, 2002.

BY ORDER OF THE BOARD

"David Patterson"
President

[redacted]

02060653

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

DEC 13 2002

dw 12/26

ENWEST VENTURES CORP.

INFORMATION CIRCULAR
FOR AN
EXTRAORDINARY GENERAL MEETING OF MEMBERS
TO BE HELD JANUARY 8, 2003

This information is given as of December 2, 2002.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by management of Enwest Ventures Corp. (the "Company") for use at the extraordinary general meeting (the "Meeting") of the members of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the Instrument of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the directors of the Company have advised that they intend to oppose any action intended to be taken by management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are directors or officers of the Company. **A member has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy. To exercise this right, a member must strike out the names of the persons named in the Instrument of Proxy and insert the name of his nominee in the blank space provided, or complete another Instrument of Proxy. The completed Instrument of Proxy should be deposited with the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays and holidays.**

The Instrument of Proxy must be dated and be signed by the member or by his attorney in writing, or, if the member is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a member may revoke a proxy either by (a) signing a proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a member present in person, whereupon such proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY'S SHARES

Only registered members or duly appointed proxyholders are permitted to vote at the Meeting. Members who do not hold their common shares in their own name ("Beneficial Members") are advised that only proxies from members of record can be recognized and voted at the Meeting. Beneficial Members who complete and return an Instrument of Proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as registered member. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The form of proxy supplied to Beneficial Members is identical to that provided to registered members. However, its purpose is limited to instructing the registered member how to vote on behalf of the Beneficial Member.

If common shares are listed in an account statement provided to a member by a broker, then in almost all cases those common shares will not be registered in such member's name on the records of the Company. Such common shares will more likely be registered under the name of the member's broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Member. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Instrument of Proxy to the clearing agencies and intermediaries for onward distribution to non-registered members. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Members in advance of members' meetings unless the Beneficial Members have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Members in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Member by its broker is identical to the Instrument of Proxy provided by the Company to the registered members. However, its purpose is limited to instructing the registered member how to vote on behalf of the Beneficial Member. Should a non-registered member receive such a form and wish to vote at the Meeting, the non-registered member should strike out the management proxyholder's name in the form and insert the non-registered member's name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Members and asks Beneficial Members to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. **A Beneficial Member receiving a proxy with an IICC sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to IICC well in advance of the Meeting in order to have the common shares voted.** All references to members in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to members of record unless specifically stated otherwise.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the member in respect of voting for or against any resolution, will do so in accordance with such direction.

Shares represented by properly executed Instruments of Proxy in favour of persons designated therein will be voted for or withheld from voting in accordance with the instructions of the member on any ballot that may be called for and, if the member specifies a choice with respect to any matter to be acted upon at the Meeting, common shares represented by such Instrument of Proxy will be voted accordingly. If no choice is specified or if both choices are specified, the person designated in the Instrument of Proxy will vote in favour of all matters proposed by management at the Meeting.

The Instrument of Proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the Instrument of Proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On December 2, 2002, 5,469,061 common shares without par value were issued and outstanding, each share carrying the right to one vote. At a general meeting of the Company, on a show of hands, every member present in person shall have one vote and, on a poll, every member shall have one vote for each share of which he is the holder.

Only members of record on the close of business on December 2, 2002 who either personally attend the Meeting or who complete and deliver an Instrument of Proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, only the following shareholder owns or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Name of Shareholder	Number of Shares	Percentage of Issued & Outstanding Shares
Prairie Pacific Energy Corporation	1,075,334	19.66%

The above information was provided by management of the Company and the Company's registrar and transfer agent as of December 2, 2002.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set out elsewhere in this Information Circular, no insider, no proposed nominee for election as a director of the Company and no associate or affiliate of any such insider or proposed nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Consolidation of Share Capital

The average monthly market values of the Company's shares as traded through the TSX Venture Exchange ("TSX") during the past six months are as follows:

Month	High($)	Low($)
November 2002	0.09	0.03
October 2002	0.11	0.10
September 2002	0.12	0.11
August 2002	0.19	0.18
July 2002	0.17	0.16
June 2002	0.20	0.19

In preparation for certain initiatives being considered by the Company to enhance Member liquidity and to attract equity financing in order for the Company to meet its working capital requirements and to fund further acquisitions, Management of the Company considers it advisable to consolidate the Company's authorized share capital. It is Managements' further opinion that a consolidation of the Company's share capital on the basis of three (3) existing common shares for one (1) new common share (the "Consolidation Ratio") is required in order to attract new equity investment in the Company whether it be through private or public markets.

Effect of Share Consolidation

If the share consolidation resolution is approved at the Meeting and is implemented by the Company:

(1) each holder of issued pre-consolidation common shares will become entitled to receive such number of post-consolidation common shares as is equal to the number of pre-consolidation common shares held divided by the Consolidation Ratio; and

(2) each option, warrant or other securities of the Company convertible into pre-consolidation common shares ("Pre-consolidation Convertible Securities") that have not been exercised or cancelled prior to the effective date of the implementation of the share consolidation resolution will be adjusted pursuant to the terms thereof on the same Consolidation Ratio described above and each holder of Pre-consolidation Convertible Securities will become entitled to receive post-consolidation common shares pursuant to such adjusted terms.

If the share consolidation resolution is approved at the Meeting and the Board has determined that it is appropriate to implement such resolution, the share consolidation will become effective upon the filing by the Company of a certified copy of the share consolidation resolution with the office of the Registrar of Companies in the Province of British Columbia. Upon such filing, each person who becomes entitled to receive post-consolidation common shares on the terms described above will be immediately recorded as such on the share register of the Company. Each holder of Pre-consolidation Convertible Securities will be advised of the adjustments made to such securities pursuant to the terms thereof.

Exchange of Shares

The specific procedures for the deposit of certificates representing pre-consolidation common shares and the delivery of post-consolidation common shares will be set out in a Notice of Share Consolidation and Letter of Transmittal to be delivered to Members following the Company's determination to implement the share consolidation resolution. It is recommended that Members complete and return their Letter of Transmittal to the Company's registrar and transfer agent at its principal office in Vancouver as soon as possible following receipt of same. Upon return of a properly completed Letter of Transmittal, along with certificates representing pre-consolidation common shares, certificates for the appropriate number of post-consolidation common shares will be distributed without charge.

No fractional post-consolidation common shares will be issued and no cash will be paid in lieu of fractional post-consolidation common shares. Any fractions resulting will be rounded to the nearest whole number, with fractions of one-half (2) or more being rounded to the next whole number.

The share consolidation resolution is a special resolution and, as such, the affirmative votes of not less than 75% of the shares represented at the Meeting, in person or by proxy, are required in order for the share consolidation resolution to be considered passed by Members.

Income Tax Considerations

There are no material Canadian or U.S. income tax considerations to either the Company or its Members with respect to the share consolidation.

Accordingly, Members will be asked to approve the following resolutions:

> "**RESOLVED**, by Special Resolution, that the Company amend its Memorandum by consolidating all of the 100,000,000 common shares without par value, of which 5,469,061 shares are issued and outstanding, into 33,333,333.33 common shares without par value, of which 1,823,020.33 shares will be issued and outstanding, three (3) old common shares without par value being consolidated into one (1) new common share without par value, and that paragraph 2 of the Company's Memorandum be altered to read as follows:
>
> 2. The authorized capital of the Company consists of 33,333,333.33 common shares without par value, of which 1,823,020.33 common shares are issued and outstanding.
>
> **RESOLVED FURTHER**, by Special Resolution, that in the event the aggregate number of shares held by a Member results in a fractional share being held as a result of the consolidation: (a) such fractional share being equal to greater than 2 of a share, be rounded up to the next whole share; and, (b) such fraction being less than 2 of a share, be rounded down to the next whole share."

In the event Members do not approve this Special Resolution, the Company will not proceed with the consolidation of its share capital. **Management of the Company recommends that Members approve this Special Resolution.**

B. <u>Increase in Authorized Share Capital</u>

After the consolidation of the Company's shares, the authorized share capital of the Company will be 33,333,333.33 common shares without par value of which a total of 1,823,020.33 common shares will be issued and outstanding. Assuming that Members approve the consolidation of the Company's share capital as described above and in anticipation of the Company's future requirements for equity financing, Members will be asked to approve a Special Resolution increasing the authorized capital of the Company as follows:

> "**RESOLVED**, by Special Resolution, that the Memorandum of the Company be altered by increasing the authorized capital of the Company, which presently consists of 33,333,333.33 common shares without par value, of which 1,823,020.33 shares are issued and outstanding, to 100,000,000 common shares without par value, of which 1,823,020.33 shares will be issued and outstanding, all shares issued and unissued ranking pari passu, and that paragraph 2 of the Company's Memorandum be altered to read as follows:
>
> 2. The authorized capital of the Company consists of one hundred million (100,000,000) common shares without par value."

In the event that Members do not approve this Special Resolution, the Company will not increase its authorized share capital. **Management of the Company recommends that the Members approve this Special Resolution.**

C. <u>Change of Name</u>

The policies of the TSX require that a reporting company change its name upon consolidation of its share capital. The Company proposes to change its name to *"Bayswater Ventures Corp."*, or such other name as may be approved by the TSX and/or the Registrar of Companies. Members will therefore be asked to approve the following Special Resolution:

> "**RESOLVED**, by Special Resolution, that the Memorandum of the Company be altered by changing the name of the Company to "Bayswater Ventures Corp.", or such other name as may be approved by the TSX Venture Exchange and the Registrar of Companies, and that paragraph 1 of the Company's Memorandum be altered accordingly."

In the event that the Members do not approve this Special Resolution, the Company will not proceed with a change of its name. **Management of the Company recommends that the Members approve this Special Resolution.**

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Instrument of Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by Proxy.

DATED at Vancouver, B.C., the 2nd day of December, 2002.

BY ORDER OF THE BOARD

"David Patterson"
President

PROXY

EXTRAORDINARY GENERAL MEETING OF THE MEMBERS OF

ENWEST VENTURES CORP.

to be held at Maitland & Company, Barristers & Solicitors,
#700 - 625 Howe Street, Vancouver, British Columbia
Wednesday, January 8, 2003 at 10:00 a.m.

The undersigned Member of the Company hereby appoints David Patterson, an officer and a director of the Company, or failing this person, Ted Burylo, a director of the Company, or their assigns, or in the place of the foregoing, ______________________________, (Print the Name) as proxyholder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the Meeting of the Members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said Meeting, or any adjournment thereof.

The Member hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Member as specified herein.

The undersigned Member hereby revokes any proxy previously given to attend and vote at said meeting.

SIGN HERE: ______________________________

Please print name: ______________________________

Date signed: ______________________________

RESOLUTIONS (for full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To consolidate the Company's share capital, on the basis of one (1) new common share for three (3) old common shares.		
2.	To increase the authorized share capital of the Company to 100,000,000 common shares.		
3.	To change the name of the Company from Enwest Ventures Corp. to Bayswater Ventures Corp., or such other name as may be approved by the TSX Venture Exchange or the Registrar of Companies.		
4.	To grant proxyholder authority to vote at his/her Discretion on any other business or amendment or variation to previous resolutions.		

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.
SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY:

1. **This Proxy is solicited by the Management of the Company.**

2. If someone other than the Member of the Company signs this proxy form on behalf of the named Member of the Company, documentation acceptable to the Chairman of the Meeting must be deposited with this proxy form, authorizing the signing person to do such. If the proxy form is not dated by the Member, the proxyholder is authorized to date the proxy form as of the date of the Meeting, or adjournment thereof.

3. (a) *If a registered Member wishes to attend the Meeting to vote on the resolutions in person,* please register your attendance with the Company's scrutineers at the Meeting.

   (b) *If the securities of a Member are held by a financial institution and the Member wishes to attend the Meeting to vote on the resolutions in person,* please cross off the management appointee name or names, insert the Member's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions as set out on this proxy form and the Member's vote will be counted at that time.

4. *If a Member can not attend the Meeting but wishes to vote on the resolutions*, the Member can *appoint another person*, who need not be a Member of the Company, to vote according to the Member's instructions. To appoint someone other than the person named, cross off the management appointee name or names and insert your appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no instruction on a resolution is specified by the Member, this proxy form confers discretionary authority upon the Member's appointed proxyholder.

5. *If the Member can not attend the meeting but wishes to vote on the resolutions* and to *appoint one of the management appointees* named, leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. Where no choice is specified by a Member on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the Member had specified an affirmative vote.

6. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the Member on any poll of a resolution that may be called for and, if the Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the meeting, the securities will be voted, if so authorized, by the proxyholder appointed, as the proxyholder in his/her sole discretion sees fit.

7. If a registered Member has returned the proxy form, the Member may still attend the Meeting and vote in person should the Member later decide to do so. To attend, and vote at the Meeting, the Member must record his/her attendance with the Company's scrutineers at the Meeting and revoke the proxy form in writing.

To be represented at the meeting, this proxy form should be received by mail or by fax no later than forty-eight ("48") hours excluding Saturdays and holidays prior to the time of the meeting at the offices of Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, fax number (604) 689-8144.